UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C.  20549

                                  FORM 12b-25

                                                       SEC FILE NUMBER - 1-9510
                                                     CUSIP NUMBER - 30242M 10 6

(Check One):  __Form 10-K  __Form 20-F  _X_ Form 10Q  __Form N-SAR

                       For Period Ended: March 26, 1995
                       ( ) Transition Report on From 10-K
                       ( ) Transition Report on Form 20-F
                       ( ) Transition Report on From 11-K
                       ( ) Transition Report on Form 10-Q
                       ( ) Transition Report on From N-SAR
           For the Transition Period _______________________________

Read instructions (on back page) before preparing form.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: FFP Partners, L.P.

Former Name if Applicable:  Not applicable

Address of Principal Executive Office (Street and Number): 2801 Glenda Avenue

City, State and Zip Code: Fort Worth, Texas  76117-4391

PART II - RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
_X_ prescribed due date; or the subject quarterly report of transition report on From 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE
     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Certain financial and statistical data required to be disclosed in the Registrant's Form 10-Q could not be obtained by Registrant prior to the required filing date for the Form 10-Q.

                          PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:
     Steven B. Hawkins                     817            838-4767
          (Name)                        (Area Code)    (Telephone No.)

     (2) Have other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant  was  required to file such  reports)  been  filed?  If answer is no,
identify report(s).                _X_ Yes   __No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                   __ Yes    _X_ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               FFP Partners, L.P.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date - May 3, 1995                        By: /s/ Steven B. Hawkins
                                              Steven B. Hawkins, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


  _______________________________ATTENTION___________________________________
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
  ___________________________________________________________________________

                              GENERAL INSTRUCTIONS

     (1) This form is required by Rule 12-b25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     (2) One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     (3) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     (4) Amendments to the notifications must also be on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.